FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For January 31, 2008

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No      ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FOURTH QUARTER 2007 AND FIRST QUARTER 2008 INTERIM DIVIDEND

The Board of Royal Dutch Shell plc today announced an interim dividend in respect of the fourth quarter of 2007 of US$0.36 per A and B share, an increase of 11% over the US dollar dividend for the same quarter last year.

The Board expects that the first quarter of 2008 interim dividend will be $0.40, an increase of 11% over the US dollar dividend for the same period in 2007. The first quarter 2008 interim dividend will be declared on April 29, 2008.

Dividends declared on A shares will be paid by default in euro, although holders of A shares will be able to elect to receive dividend in pounds sterling. Dividends declared on B shares will be paid by default in pounds sterling, although holders of B shares will be able to elect to receive dividend in euro. Dividends declared on ADRs will be paid in US dollars.

Details relating to the fourth quarter 2007 interim dividend

This dividend will be payable on March 12, 2008 to those members whose names are on the Register on February 8, 2008. The shares become ex-dividend on February 6, 2008.

It is expected that the dividends on the B shares will be paid via the Dividend Access Mechanism from UK sourced income of the Royal Dutch Shell Group.

Per share	Q4 2007
Royal Dutch Shell A Shares (US$)	0.36
Royal Dutch Shell B Shares (US$)	0.36

Per ADR	Q4 2007
Royal Dutch Shell A ADR (US$)	0.72
Royal Dutch Shell B ADR (US$)	0.72

Dividends on A shares will be paid, by default, in euro at the rate of €0.2435 per share. Holders of A shares who have validly submitted pounds sterling currency elections by January 30, 2008 will be entitled to a dividend of 18.11p per share.

Dividends on B shares will be paid, by default, in pounds sterling at the rate of 18.11p per share. Holders of B shares who have validly submitted euro currency elections by January 30, 2008 will be entitled to a dividend of €0.2435 per share.

Holders of A or B shares in ADR form will be entitled to a dividend of US$0.72 per ADR.

Details relating to the first quarter 2008 interim dividend

This dividend will be payable on June 11, 2008 to those members whose names are on the Register on May 16, 2008. The shares become ex-dividend on May 14, 2008.

It is expected that the dividends on the B shares will be paid via the Dividend Access Mechanism from UK sourced income of the Royal Dutch Shell Group.

Dividends on the A shares will be paid, by default, in euros. Holders of A shares who validly submit pound sterling currency elections by April 28, 2008 will be entitled to receive their dividend in pounds sterling.

Dividends B shares will be paid, by default, in pounds sterling. Holders of B shares who validly submit Euro currency elections by April 28, 2008 will be entitled to receive their dividend in Euro.

Holders of A or B shares in ADR form will be paid in US dollars.

Taxation

Dividends on A shares will be subject to the deduction of Netherlands dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances.

Shareholders resident in the United Kingdom, receiving dividends on B shares through the Dividend Access Mechanism, are entitled to a tax credit. This tax credit is not repayable. Non-residents may also be entitled to a tax credit, if double tax arrangements between the United Kingdom and their country of residence so provide, or if they are eligible for relief given to non-residents with certain special connections with the United Kingdom or to nationals of states in the European Economic Area.

The amount of tax credit is 10/90ths of the cash dividend, the tax credit referable to the fourth quarter 2007 interim dividend of US$0.36 (18.11p or €0.2435) is US$0.04 (2.01p or €0.0271) per share and the dividend and tax credit together amount to US$0.40 (20.12p or €0.2706).

Dividend reinvestment plan

ABN AMRO Bank NV and Equiniti (the new name for Lloyds TSB Registrars) each have established a dividend reinvestment facility which enables shareholders to elect to have their dividend payments used to purchase Royal Dutch Shell shares of the same class as those already held by them. The dividend reinvestment plans (the “DRIPs”) are provided by ABN AMRO Bank NV in respect of shares held through Euroclear Nederland and by Equiniti in respect of all other shares (but not ADRs). DRIPs for the ADRs (both Class A ADRs and Class B ADRs) traded on the NYSE are available through The Bank of New York.

Enquiries about the DRIPs, including how to elect to participate and information about the reinvestment mechanisms under the respective plans should, in the case of shareholders holding through Euroclear Nederland, be directed to their bank or broker and in the case of all other shareholders (other than holders of ADRs) to Equiniti. Enquiries relating to the DRIPs for ADRs (both Class A ADRs and Class B ADRs) should be made to The Bank of New York.

January 31, 2008

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell plc. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target”, “risks”, “goals”, “should” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this document. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

Please refer to the Royal Dutch Shell plc’s Annual Report on Form 20-F for the year ended December 31, 2006 for a description of certain important factors, risks and uncertainties that may affect the Company’s businesses.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

(Registrant)

By:	/s/ Michiel Brandjes
Name:	Michiel Brandjes
Title:	Company Secretary

Date: January 31, 2008